October 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nasreen Mohammed
Linda Cvrkel

Re:	Bed Bath & Beyond Inc.
Form 10-K for Fiscal Year Ended February 26, 2022
File No. 000-20214

Dear Ms. Mohammed and Ms. Cvrkel:

By letter dated September 27, 2022, the Staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 10-K filed on April 21, 2022 by Bed Bath & Beyond Inc. (the “Company”).

As discussed between Ms. Nasreen Mohammed and our external counsel, Francesca L. Odell, Esq., the Company is still engaged in a review of the information required to respond to the comments and respectfully requests that it be granted an extension until November 7, 2022 to respond to the Staff.

If you have any questions or require any additional information, please do not hesitate to contact Francesca L. Odell at (212) 225-2530.

Sincerely,

/s/ Katherine Walden
Katherine Walden

Vice President, Legal – Securities, Corporate Governance and Compliance

cc:	Laura Crossen, Interim Chief Financial Officer

Francesca L. Odell, Esq., Cleary Gottlieb Steen & Hamilton LLP